April 20, 2021

Board of Directors

Sunnyside Bancorp, Inc.

56 Main Street

Irvington, New York 10533

Attention: Timothy D. Sullivan, Chairman

Dear Members of the Board:

I write on behalf of Rhodium BA Holdings LLC (“Rhodium”), which through its special purpose subsidiary OppCapital Associates LLC beneficially owns approximately 9.82% of the outstanding common stock of Sunnyside Bancorp, Inc. (“Sunnyside”).  As you know, Rhodium has expressed its interest in purchasing up to 100% of Sunnyside’s stock on multiple occasions throughout the past twelve months. Rhodium initially expressed this interest to you in July 2020 and the offer—though it would have been potentially quite attractive to shareholders—was rejected without explanation. Rhodium again contacted you by letter on November 10, 2020, offering to purchase up to 100% of Sunnyside at a 15% premium to its tangible equity. This offer was likewise declined without explanation.

We were thus surprised by your announcement that you signed a definitive merger agreement with DLP Bancshares Inc. on March 16, 2021, without communicating with Rhodium with respect to its documented and sincere interest in a like transaction, especially considering that the agreed-upon merger price offered very little premium to Sunnyside’s trading price and was well beneath Rhodium’s then-most recent offer. Accordingly, we once again sent a letter to you on March 25, 2021 offering to purchase up to 100% of Sunnyside at a per share price in excess of the merger price, even when considering any break fees payable, and, once again, you summarily rejected our offer without explanation.

This Board’s continued refusal to engage in any discussion whatsoever with Rhodium comes at the clear expense of Sunnyside’s shareholders and their ability to receive a substantial and certain all-cash premium for their shares. We struggle to understand how your failure to engage with an interested, good-faith buyer, one that had offered a higher per share price before the merger was announced, can possibly be reconciled with the fiduciary duties of the Board to its shareholders. Moreover, upon review of the merger agreement, you have further stifled your fiduciary obligations by agreeing to restrictive covenants and lock-up provisions that all but ensure that the Board will perform no market check, discourage competing bids, and otherwise dispose of its duties to seek the best possible value for Sunnyside’s shareholders.

Because we remain committed to a transaction and our interest in Sunnyside remains high, Rhodium is prepared to proceed immediately with a fully financed, cash offer for 100% of the outstanding shares of Sunnyside at $18.50 per share. This represents a 23% premium to Sunnyside’s closing price as of Monday, April 19, 2021 of $15.00, a 19% premium to the merger price and a 50% premium to Sunnyside’s unaffected share price on March 16, 2021. Unlike our previous attempts to engage this Board privately, we have decided to make this offer public so that Sunnyside shareholders will be able to independently evaluate our offer.

Rhodium is determined to pursue our proposed acquisition expediently and without delay. We have also thoroughly considered the regulatory issues related to this acquisition and there are no significant financial or regulatory impediments to your shareholders’ timely realization of this substantial cash premium. In sum, we are making a cash offer which is far more favorable to shareholders than what has been agreed upon currently by the Board, with a high degree of certainty of closure.

We have already committed significant time and resources to this proposed acquisition.  We have engaged Venable LLP and Thompson LLP, as legal counsel, Gagnier Communications, as public relations advisor, and MacKenzie Partners, as advisor and information agent.

We possess a highly sophisticated, local team who will leverage their extensive experience in this industry to strengthen Sunnyside’s customer, financial, and employee relationships. We believe there will be substantial shareholder support for this proposal and that it represents a terrific outcome for Sunnyside’s shareholders. Accordingly, if we have not received your response by 5:00 p.m. EDT on Wednesday, April 28, 2021 indicating that Sunnyside will enter into a confidentiality agreement and proceed with constructive discussion and meaningful evaluation of our offer, we will take our compelling offer directly to your shareholders.

We look forward to your timely response.

Sincerely,

/s/ Mark M. Silber

Mark M. Silber

Managing Member

Rhodium BA Holdings LLC